SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
Commission File Number 000-49877

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

EXPLANATORY NOTE

The Unaudited Interim Consolidated Financial Statements as of, and for the nine months ended, September 30, 2010, and the Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 6-K of On Track Innovations Ltd. are incorporated by reference into the  Form F-3  registration numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320 333-153667 and 333-171507 and Form S-8 registration numbers  333-128106, 333-140786, 333-149034 and 333-149575 of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: February 1, 2011

EXHIBIT INDEX

The following exhibits are filed as part of this form 6-K:

Exhibit                                           Description

1.	Unaudited Condensed Interim Consolidated Financial Statements of On Track Innovations Ltd. as of, and for the nine months ended, September 30, 2010.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of On Track Innovations Ltd.